Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2009 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to the Company’s future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding the Company’s objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which are considered reasonable as of the current date but may prove to be incorrect    Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2009 annual MD&A), that could cause future events and results to differ materially from what the Company currently foresees.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures in place that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the six months ended April 30, 2010.

Outstanding Shares

There were 212,982,713 Class A retractable shares and 40,000 Common shares issued and outstanding at April 30, 2010.

Subsequent event

On May 11, 2010, the Company, through a public offering, issued 25,300,000 Class A shares for proceeds of $360,676,800 net of underwriting fees of $15,028,200. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $360,076,800.  The Company used the net proceeds from this public offering to purchase 157,732 fine ounces of gold at a cost of $193,024,535 and 7,886,624 ounces of silver at a cost of $151,502,047, all in physical bar form. The balance of $15,550,218 was retained by the Company in interest-bearing cash deposits for working capital purposes.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its Officers and Directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $529.6 million during the six months ended April 30, 2010 as a result of the public offering completed on November 17, 2009 as well as the increases in gold and silver prices.

The following table summarizes the quarterly financial information (amounts in millions except where stated on a per share basis):

	Quarter ended (U.S.$)
	Apr. 30, 2010	Jan. 31, 2010	Oct. 31, 2009	July 31, 2009
Change in unrealized appreciation (depreciation) of holdings	$292.6	$20.7	$300.4	$124.1
Net income (loss)	$290.4	$18.6	$298.7	$122.6
Net income (loss) per Class A share	$1.37	$0.09	$1.55	$0.66
Total Net Assets	$2,911.9	$2,621.3	$2,382.3	$1,959.4
	Apr. 30, 2009	Jan. 31, 2009	Oct. 31, 2008	July 31, 2008
Change in unrealized appreciation (depreciation) of holdings	$(29.9)	$339.9	$(563.8)	$69.4
Net income (loss)	$(31.4)	$338.7	$(564.9)	$68.2
Net income (loss) per Class A share	$(0.20)	$2.23	$(4.27)	$0.53
Total Net Assets	$1,836.9	$1,542.8	$1,204.0	$1,647.6

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Generally, Central Fund seeks only to maintain cash reserves to enable it to pay expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, requires Central Fund to record changes in unrealized appreciation (depreciation) of holdings in income.

The net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended April 30, 2010 was $290.4 million compared to a net loss of $31.4 million for the comparative period in 2009.  For the six months ended April 30, 2010, the net income (inclusive of the change in unrealized appreciation of holdings) was $309.0 million compared to $307.4 million for the same period in 2009.  Virtually all of the income was due to the change in unrealized appreciation of holdings.   Despite higher average balances in cash and cash equivalents, interest income decreased compared to the comparative three and six month periods in 2009 as interest rates on interest-bearing cash deposits have declined significantly.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,327,207, from $928,188 and for the six month period to $2,639,952 from $1,725,515 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month period ended April 30, 2010 were 0.08%, compared to 0.09% for the same three month period in 2009.  The expense ratio for the six-month period ended April 30, 2010 was 0.16%, compared to 0.18% for the same six-month period in 2009.  For the twelve months ended April 30, 2010, the expense ratio was 0.32% compared to 0.36% for the comparable twelve month period ending April 30, 2009.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate income primarily to be applied towards payment of expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the six months ended April 30, 2010, Central Fund’s cash reserves increased by $7,808,709 to $71,898,683.  The primary component of this increase was the amount retained in cash from the proceeds of the November 17, 2009 public offering ($13,497,931), partially offset by amounts used to pay expenses and the fiscal 2009 year end Class A share dividend paid in November 2009.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Additional Information

This MD&A is dated June 3, 2010.  Additional information relating to the Company, including its Annual Information Form and 2009 Annual Report, is available on the SEDAR website at www.sedar.com.